Exhibit 12.1

VMware, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio data)

	Three Months Ended				For the Year Ended December 31,
	May 5, 2017		March 31, 2016		2016		2015		2014		2013		2012
Fixed Charges(1)
Interest expense	$7		$7		$29		$28		$26		$6		$7
Assumed interest element in rent	9		9		37		35		28		23		21

Total fixed charges	$16		$16		$66		$63		$54		$29		$28

Earnings
Earnings before taxes	$258		$200		$1,473		$1,213		$1,048		$1,147		$893
Fixed charges	16		16		66		63		54		29		28

Total earnings	$274		$216		$1,539		$1,276		$1,102		$1,176		$921

Ratio of earnings to fixed charges	16.7	x	13.3	x	23.2	x	20.2	x	20.2	x	41.7	x	33.7	x

(1)	Fixed charges include (i) interest expense on borrowings and on our leased space for a Washington data center facility, for which VMware is considered to be the owner for accounting purposes and (ii) a reasonable approximation of the interest factor deemed to be included in rent expense. VMware includes interest expense recognized on uncertain tax positions in income tax provision; therefore, such interest expense is not included in the ratio of earnings to fixed charges.